Mail Stop 4561

      February 10, 2006


By U.S. Mail and Facsimile to (215) 979-1020

Charles G. Cooper
President and Chief Executive Officer
Bay View Capital Corporation
1840 Gateway Drive
San Mateo, California 94404

Re:	Bay View Capital Corporation
	Amendment No. 1 to Registration Statement on Form S-4
      Filed February 1, 2005
	File No. 333-130438

Dear Mr. Cooper:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please disclose the total number of shares being issued in the transaction.

Accounting Treatment, page 230

2. We note your response to comments 26 and 27 of our letter dated January 18, 2006. Please tell us the following regarding your analysis related to paragraph 17 of SFAS 141:

* how you considered the relative size of net assets of BVCC and GLB and the comparative results of operations;
* the implications if BVCC shareholders do not vote for the disposal of BVAC;
* implications of BVCC announcement on January 26, 2006 to increase the company`s board to maximum of 25 directors;
* the specific details regarding which directors (BVCC or GLB) are scheduled to be voted on in which years;
* how you considered the possibility that the public shareholders of
BVCC could form concentration of ownership;
* whether there is a possibility of shareholders to call a meeting of the board or to remove any member of the board prior to expiration of the directors` terms;
* details regarding the powers the board has to make decision, such as whether there are decisions that the board could not make or could be stopped by any particular shareholder or shareholder group;
* information regarding any employment contracts in place for the new
GLB senior management; and
* the approximate number and value of the shares of BVCC common stock to be issued for the merger transaction compared to the net assets of
GLB.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sharon Blume, Staff Accountant, at (202)
551-
3474 or Joyce Sweeney, Accounting Branch Chief, at (202) 551-3449 if you have questions regarding comments on accounting-related matters.
Please contact Gregory Dundas at (202) 551-3436 or me at (202)
551-
3698 with any other questions.

								Sincerely,



								Mark Webb
								Legal Branch Chief



cc:	Frederick W. Dreher, Esq.
	John W. Kauffman, Esq.
	Duane Morris L.L.P.
	30 South 17th Street
	Philadelphia, Pennsylvania 19103



Bay View Capital Corporation
Charles G. Cooper
February 8, 2006
Page 3